Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) dated October 6, 2010 and the related prospectus of EDAP TMS S.A. (the “Company”) for the sale of up to an amount of USD 9,000,000 of the company’s ordinary shares (either in the form of shares or American Depositary Shares or warrants) and to the incorporation by reference therein of our report dated  March 31, 2010, with respect to the consolidated financial statements of the Company and its subsidiaries included in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

ERNST & YOUNG Audit

Represented by
Jacques Fournier

Lyon, France
October 6, 2010